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Media release





03050926



PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Basel, 3 April 2003

European Approval for Use of NeoRecormon Once Every Two Weeks in Renal Anaemia

Major patient benefit: New dosing regimen offers dialysis patients anaemia therapy with half as many injections

Roche announced today that the European Commission has granted marketing approval for use of subcutaneous NeoRecormon (epoetin beta) once every two weeks in patients with renal anaemia undergoing dialysis. This new regimen cuts by half the number of injections and provides the efficacy and safety benefits seen previously with once-weekly administration [1].

Anaemia correction, as measured by haemoglobin levels, is effectively maintained when patients who are stable on a once weekly regimen of subcutaneous NeoRecormon are switched to once every two weeks administration. Clinical benefits and tolerability of the once every two weeks regimen is in-line with the well-established efficacy and safety profile of NeoRecormon once weekly, which has been gained over 12 years of clinical experience. Moreover, a less frequent dosing regimen is expected to result in significant cost savings, reducing nursing time and may improve patients compliance.

Professor Boleslaw Rutkowski from the Medical University School in Gdansk, Poland and a lead investigator in the European Collaborative Group which carried out the clinical study on which marketing approval is based, commented: "Reducing the frequency of subcutaneous administration of NeoRecormon to a once every two week regimen has a number of known and potential benefits. Importantly, it significantly reduces the number of injections patients need, encourages patient independence and is more convenient for both home and clinic administration."

"This is excellent news since this new dosing regimen will significantly improve the quality of life for dialysis patients with renal anaemia. Additionally, this approval reconfirms the efficacy and safety benefits of NeoRecormon, Roche's leading anaemia therapy", said William Burns, Head of Roche

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
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Pharma.

Maintaining target haemoglobin levels decreases the risk of hospitalisation in patients with chronic renal disease [2], and studies also demonstrate that there are concrete benefits in terms of improved cardiac structure and function, as well as decreased co- morbidities and the risk of death [3,4,5]. An analysis of a cohort of over 3000 dialysis patients showed a significant reduction of 20% in all-cause mortality in the first year of treatment with NeoRecormon[6].

President of the British Renal Society, Dr Donal O'Donoghue said "Treatment strategies that make epoetin administration more convenient for patients are welcomed. For many patients the new once every two weeks NeoRecormon regimen will encourage greater adherence with their anaemia therapy which is important in terms of improving day to day quality of life. Moreover, it may contribute to reducing life threatening cardiac complications, which represent a major risk of mortality in dialysis patients".

About Roche

Headquartered in Basel, Switzerland, Roche is an innovation driven global healthcare leader focused on pharmaceuticals and diagnostics. Roche is world-wide number one in diagnostics, oncology and transplantation and has a leading position in Virology. With products and services that address the prevention, diagnosis and treatment of diseases, the company contributes broadly to the enhancement of people's health and quality of life. Roche employs some 62 000 people in more than 150 countries around the world. The company has business alliances and R&D relationships with numerous partners, including majority ownership interests in Genentech and Chugai, which are both members of the Roche Group.

References:

1. Locatelli F et al,. Am J Kidney Dis 2002 Jul;40(1):119-25
2. Xia H, Ebben J, Ma JZ. J Am Soc Nephrol 1999;10(6):1309-1316
3. Wizemann V, Schafer R, Kramer W. Nephron 1993;64:202-206
4. Ma JZ, Ebben J, Xia H et al. J Am Soc Nephrol 1999;10:610-619
5. Madore F, Lowrie EG, Brugnara C. J Am Soc Nephrol 1997;8:1921-1929
6. Mocks J, et al. Nephron 2000 Dec;86(4):455-62

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Media Release



Basel, 4 April 2003

Further progress in safety and environmental protection at Roche
Exhaust-air outlet modifications reduce noise levels at Roche Basel

In 2002 Roche further improved its already high levels of safety and environmental protection (S&E). This is the central message of the 11th Group report on *Safety and Environmental Protection at Roche*, which the company released today at a special media conference in Basel. The Eco-Efficiency Rate, developed by Roche in 1994 as a measure of the Group's overall environmental performance and based on a range of indicators, rose last year to a record 5.83 (an improvement of 13% over 2001). Group-wide S&E expenditure (investment and operating costs) in 2002 totalled 578 million Swiss francs. The Roche Group employs 735 specialist S&E staff. Further details can be found in the Group report, which is available on-line at http://www.roche.com/pages/downloads/company/pdf/sep/surep_02.pdf.

Each year since 1992, Roche has published detailed performance figures on health and safety, energy, water and chemicals consumption, air and water emissions, and wastes. Over this period the Group has continuously improved its S&E reporting. In 2002 Group-wide energy consumption declined by 3.5% in comparison with 2001. In addition, carbon dioxide emissions were also reduced, mainly through more efficient utilisation of primary energy. Roche is thus actively helping to meet Kyoto Protocol emission targets. Emissions of volatile organic compounds (VOCs) were down 12%, inorganic emissions declined by 22% and levels of heavy metals in wastewater dropped by more than 50%. Use of halogenated solvents, which are recovered for reuse, increased due to the complex manufacturing process involved in making Roche's new HIV drug, Fuzeon.

Presenting the report, Hans Künzi, head of Corporate Safety and Environmental Protection, said, "I am very pleased with our good S&E performance in 2002, particularly as improvements are no longer as easy to achieve as in the past. A great deal has already been done, and we are reaching technical and physical limits. The standard we have achieved makes us one of the best in the

industry, worldwide. We must now consolidate while continuing to make appropriate and practicable improvements."

Like other Group sites, Roche Basel publishes its own S&E report. The motto for 2003, *No energy... is sustainable*, headlines Roche Basel's efforts to conserve energy and other resources. It enhanced its S&E performance in 2002, again reducing energy and raw materials consumption and wastewater and air emissions and improving workplace safety. Roche Basel employs 144 S&E specialists. Its total S&E spend (investment and operating costs) in 2002 amounted to 55.8 million Swiss francs. Further details can be found in the Basel S&E report, which is available on-line at http://www.roche.com/pages/downloads/company/pdf/su2002basel.pdf.

Roche Basel's latest noise reduction measures were this year's showcase project at the company's S&E media conference. Just like air, water and soil emissions, noise also has an impact on the environment and may be disturbing or even harmful to people and animals. Roche set up a noise abatement project to achieve the levels permitted under the City of Basel's Noise Sensitivity Zone Plan. As part of the project, mufflers were installed in exhaust-air outlets and the site standard for potentially noisy equipment, such as pumps and fans, was made more stringent. The total cost of these measures is about 3 million Swiss francs. As a result, the noise level measured at the periphery of the Roche Basel campus is now no more than that of a quiet conversation.

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and transplantation medicine and a leader in virology. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries, including over 6500 employees in Switzerland.

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Media release


Roche

Basel, 10 April 2003

Roche off to a good start in 2003 — first-quarter sales growth up significantly in the Pharmaceuticals Division

- **Roche Group lifts core business sales by 15% in local currencies (+3% in Swiss francs)**
- **Pharmaceuticals Division grows more than twice as fast as global market average: sales advance 18% in local currencies (+5% in Swiss francs)**
- **Pegasys/Copegus off to a successful start in first quarter, posting sales of 120 million Swiss francs; products already have significant share of major markets**
- **Growth rate of oncology sales remains high at 36% in local currencies**
- **Diagnostics Division continues to outpace market growth by a significant margin, with sales up 7% in local currencies (-3% in Swiss francs)**
- **Roche Group confirms guidance for current year:**
  - **double-digit increases in sales and operating profits in local currencies in the Diagnostics and Pharmaceuticals Divisions**
  - **stable operating profit margin for Group as a whole**

The Roche Group recorded combined sales of 6.7 billion Swiss francs from its two core businesses in the first three months of 2003. Compared with the previous-year period, this represents a solid gain of 15% in local currencies (+3% in Swiss francs). Growth was driven both by the Pharmaceuticals Division, where the rate of sales growth increased significantly, reaching 18% in local currencies (+5% in Swiss francs), and by the Diagnostics Division, which posted a 7% gain in local currencies (-3% in Swiss francs). Including sales by the Vitamins Division, Group sales revenues rose 13% in local currencies (+1% in Swiss francs).

Commenting on the first-quarter figures, Roche Chairman and CEO Franz B. Humer said, 'The Roche Group has started the new year very well. The initiatives launched in recent years to strengthen our core businesses in the long term are bearing fruit, and I am very pleased to note that

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
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Group sales are growing at a double-digit rate and significantly faster than our markets. The integration of Chugai has contributed to growth, as has the strong sales performance of the new and established Roche products marketed by each of our divisions. US approval of our novel HIV medicine, Fuzeon, and the latest strategic moves by our Diagnostics Division (Disetronic, Affymetrix and Epigenomics) are major milestones on the road to making Roche an even stronger innovation-driven company with a sharp focus on healthcare.'

	2003	2002	% change	
Sales from January to March	mCHF	mCHF	in CHF	in local currencies
Pharmaceuticals	4,991	4,768	5%	18%
Roche worldwide prescription group	4,585	4,379	5%	18%
OTC	406	389	4%	13%
Diagnostics	1,738	1,790	-3%	7%
Combined sales from core businesses	6,729	6,558	3%	15%
Vitamins and Fine Chemicals	744	862	-14%	-3%
Reclassification	-46	-54	-	-
Group sales (consolidated)	7,427	7,366	1%	13%

Pharmaceutical sales are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division (46 million Swiss francs and 54 million Swiss francs), which is being divested to DSM.

Roche confirms the guidance issued in late February. Barring unforeseen events, the Group expects full-year sales and operating profits to increase by double digits in local currencies in both the Diagnostics and the Pharmaceuticals Division, and the Group's operating profit margin for 2003 is expected to remain stable.

Pharmaceuticals Division

First-quarter sales by the Pharmaceuticals Division reached 4,991 million Swiss francs, a very robust gain of 18% in local currencies — three times faster than in the first quarter of 2002 — and of 5% in Swiss francs. Local-currency sales of prescription medicines rose 18% to 4,585 million Swiss francs (+5% in Swiss francs). Apart from the integration of Chugai, growth was once again largely driven by Roche's successful oncology products, which posted an impressive 36%[1,2] increase in sales. Other

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[1] Unless otherwise noted, all percentage changes are based on results in local currencies.

[2] Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (85%), Neutrogin, Picibanil.

products contributing to strong sales growth in the division included NeoRecormon, CellCept and Pegasys/Copegus, Roche's new combination therapy for hepatitis C. In the first quarter Roche's novel HIV/AIDS medicine, Fuzeon, became the first drug in its class to be approved by the US Food and Drug Administration. The EU's Committee for Proprietary Medicinal Products has also already issued a positive opinion recommending marketing authorisation for the product, and a European launch is anticipated within the next three months.

Above-market growth

Prescription drug sales were up 8% in the North American market and also advanced 8% in Europe, where they outpaced average market growth. Thanks to the integration of Chugai and sales of newly launched Roche medicines, sales revenues also rose strongly in Japan. By contrast, sales in Latin America declined by 12% amid the region's current economic difficulties. Sales of Roche products fell less sharply than the market as a whole, however. Overall, sales of Roche prescription medicines rose significantly faster than the market average.

Oncology: sales of MabThera/Rituxan remain strong

In the oncology segment, sales of MabThera/Rituxan, a medicine for non-Hodgkin's lymphoma (NHL), reached 620 million Swiss francs (+39%). Sales of Herceptin, prescribed for the targeted treatment of breast cancer, were up 36%, helped by continued growth in the three largest pharmaceuticals markets: the United States, Japan and Western Europe. Sales of Xeloda, an oral medicine for colorectal and breast cancer, increased by 50%.

NeoRecormon/Epogin, for anemia in patients with cancer or renal disease, posted a 120% increase in sales revenues. Apart from the integration of Chugai, other factors contributing to this rise included increased prescribing of NeoRecormon/Epogin in cancer and restrictions imposed by the EU health authorities on the use of a competitor product in patients with kidney disease.

Virology: Pegasys quickly captures significant market share

Pegasys, the Group's recently launched treatment for chronic hepatitis C, and Roche's proprietary ribavirin product, Copegus, have gained significant market share since being approved last year in the European Union and the United States. Combined sales of Pegasys and Copegus totalled 120 million Swiss francs in the first three months of 2003. Following approvals in the United States and the European Union, in February Pegasys became the first pegylated interferon to be approved by the Chinese regulatory authorities. To date, Pegasys has been approved in a total of 69 countries, and a Japanese filing for the product is currently receiving fast-track review, with approval expected this autumn.

Sales of Viracept, for HIV/AIDS, declined by 18% as a result of continued downward pressure on prices in Brazil and intense competition in the protease inhibitor market. The US launch of Fuzeon got underway, on schedule, in the first quarter. Sales of the influenza medicine Tamiflu were up 97%, an increase primarily due to a severe flu epidemic in Japan.

Transplantation: CellCept remains strongly positioned in US market

Sales of CellCept, a medicine used for long-term immunosuppression in transplant recipients, were up 39% for the quarter. The product's minimal toxicity is an important factor accounting for its success. CellCept remained the top-selling immunosuppressant in the United States.

Sales of Valcyte increased 15% in the first quarter. Designed to be taken orally, Valcyte is just as effective as the original intravenous formulation, Cymevene (-32%). Both products are used to treat sight-threatening infections of the retina caused by cytomegalovirus (CMV retinitis). Applications for approval of Valcyte in solid organ transplant recipients have been filed in Switzerland, the United States and the European Union. Decisions on the filings are expected this year.

Sales of the antibiotic Rocephin and the acne medicine Roaccutan/Accutane declined by 16% and 34%, respectively. The market entry of generics was one of the factors leading to the drop in sales. Xenical sales declined by 19%, in line with a general downturn in the weight management market. Xenical has been approved in a number of countries for use in treating type 2 diabetes, and progress has also been made in obtaining reimbursement approvals for the product. Finally, thanks to a wealth of positive clinical data and the product's efficacy across the whole spectrum of heart failure, Dilatrend continued to post strong sales growth, with sales rising 16% for the quarter.

Substantial increase in OTC sales

Sales of non-prescription medicines by the Group's OTC business, Roche Consumer Health, rose 13% in local currencies (+4% in Swiss francs) to 406 million Swiss francs as a result of the integration of Chugai.

Diagnostics Division

The Diagnostics Division continued its positive trend in the first quarter of 2003, posting sales of 1,738 million Swiss francs and outpacing the market with an increase of 7% in local currencies (-3%

in Swiss francs). The principle growth drivers were Roche Diabetes Care, which advanced 16% in local currencies, and double-digit gains in Asia, Iberia and the rest of Europe. In the United States sales grew by 8%. Roche Diagnostics expects product launches scheduled for the second half of the year by all business areas to result in another year of double-digit growth.

Diabetes Care: Accu-Chek product line exceeds expectations

Roche Diabetes Care recorded a sales increase of 16% in the first quarter of 2003, not only extending its global market leadership further but also making especially strong gains in the United States and Europe. The Accu-Chek Compact and Accu-Chek Active glucose meters were the main growth drivers. The acquisition of Disetronic will add insulin pumps to Diabetes Care's product range and help speed development work on an artificial pancreas for use by diabetes patients. The initial response of Disetronic shareholders to Roche's exchange offer of 670 Swiss francs and two Roche non-voting equity securities per Disetronic share has been good. The offer period ends on 28 April. Roche expects additional sales gains this year from the launch of new versions of the Accu-Chek line of glucose meters and of a new, faster test strip for the Accu-Chek Compact.

Lab Network: Centralized Diagnostics and Near Patient Testing outperform their segments

Sales by Centralized Diagnostics, Near Patient Testing and Molecular Diagnostics, which are linked together in the Lab Network organisation, grew by 4% in first quarter. Sales by Near Patient Testing and Centralized Diagnostics were up 4% and 5%, respectively, while sales by Molecular Diagnostics declined 1% overall.

Molecular Diagnostics' in vitro diagnostics business grew by 14%. However, Molecular Diagnostics' sales were down 1% overall and thus slightly below expectations as a result of the sharp downturn in sales to the biotech industry (-58%). By signing a licensing agreement at the beginning of the year with Affymetrix on the use of its GeneChip technology, Roche has laid the foundation for future growth in this newly created market. The AmpliChip P450, scheduled for launch in the second quarter of 2003, will be the first DNA chip-based diagnostic test that provides information on patients' metabolic status. Roche also signed an agreement with the German-based company Epigenomics to codevelop a range of diagnostic tests for the early detection of cancers, their characterisation and prediction of treatment response.

Roche Near Patient Testing posted further gains in both the coagulation monitoring and Hospital Point of Care segments. To further enhance the profitability of this business area, the OPTI Systems and non-clinical drugs of abuse testing businesses were sold in the first quarter of 2003, resulting in a 5%-point downward shift in the growth rate.

Demand for Centralized Diagnostics' Elecsys and Integra instruments and reagents grew faster than the market. Roche expects additional sales gains this year from an expanded range of module combinations for the Modular Analytics SWA system and new tests for its Elecsys analysers.

Applied Science: sales affected by biotech industry downturn

The sharp downward trend in this market segment is due mainly to the marked downturn in the biotech industry and reduced government funding for the life science industry in the United States. The 3% decline in sales by Roche Applied Science is in line with the overall market trend. The planned introduction in the third quarter of 2003 of new products developed in collaboration with CombiMatrix is expected to provide additional growth.

Vitamins and Fine Chemicals Division: divestment proceeding as planned

In the first quarter of 2003 the Vitamins and Fine Chemicals Division recorded sales of 744 million Swiss francs (-3% in local currencies; -14% in Swiss francs). On a comparable basis (i.e., excluding the toll manufacturing agreement for lasalocid in the United States, which has expired as planned) local-currency sales remained nearly stable, at -0.7%. The division posted volume gains for the quarter, despite the continuing impact of a difficult economic climate. The agreement to sell the division to Netherlands-based DSM was signed in February. The transaction is still subject to approval by antitrust authorities, which is expected this spring. The division's results will be included in Roche's consolidated accounts until the transaction is closed.

This media release, including a full set of tables, can be found at http://www.roche.com/med-corp-detail-2003?id=970&media-language=e.

Disclaimer

This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.